Exhibit 21.1

SUBSIDIARIES OF NCS MULTISTAGE HOLDINGS, INC.

Subsidiary	State or Other Jurisdiction of Formation
Pioneer Intermediate, Inc.	Delaware
Pioneer Investment, Inc.	Delaware
Pioneer NCS Energy Holdco, LLC	Texas
NCS Multistage, LLC	Texas
NCS International, LLC	Texas
NCS International 2, LLC	Texas
NCS Argentina, SRL	La Plata, Argentina
NCS Multistage, Inc.	Alberta, Canada